UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50,

Broadway, London,

England, SW1H 0DB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events

Third Annual General Meeting of Shareholders

On August 12, 2024, the Company issued a notice for its third Annual General Meeting, scheduled to be held at 10:30 a.m. (British Summer Time) on Friday, September 20, 2024 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom, which has been sent to Shareholders.

The Company has also published its Annual Report under the UK Companies Act 2006 for the financial year ended March 31, 2024. Copies of the Company’s notice of Annual General Meeting and Annual Report under the UK Companies Act 2006 for the financial year ended March 31, 2024 are available on the Company’s website (https://investor.renew.com/).

EXHIBIT INDEX

Exhibit	Description
99.1	AGM Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2024	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary